1-15773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

02044253

FORM 11-K

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH. D.C. 154 SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________.

Commission file number: 333-75054

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBC CAPITAL CORPORATION
301 East Main Street
Starkville, MS 39759

99286040-1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 18, 2002, relating to the statements of net assets available for plan benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, included in this Annual Report on Form 11-K, into NBC Capital Corporation's previously filed Registration Statement on Form S-8 (Commission file number 333-75054).

T. E. Lott & Company

Columbus, Mississippi
June 18, 2002

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

Date: June 21, 2002

Richard T. Haston
Richard T. Haston
Plan Administrator

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

TABLE OF CONTENTS

T.E. Lott & Company

A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

COLUMBUS OFFICE:
221 SEVENTH STREET NORTH
P. O. BOX 471
COLUMBUS, MISSISSIPPI 39703-0471
TELEPHONE (662) 328-5387
FAX (662) 329-4993

STARKVILLE OFFICE:
106 B SOUTH WASHINGTON STREET
P. O. BOX 80282
STARKVILLE, MISSISSIPPI 39759-0282
TELEPHONE (662) 323-1234
FAX (662) 323-1284

TUSCALOOSA OFFICE:
2422 12TH STREET
TUSCALOOSA, ALABAMA 35401
TELEPHONE (205) 759-4195
FAX (205) 759-1018

WEB: www.telott.com
E-MAIL: info@telott.com

NBC Capital Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by National Bank of Commerce, the trustee, of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2000 financial statements, except for comparing the information provided by the trustee, which is summarized in Note G, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 2000. The form and content of the information included in the 2000 financial statements, other than that derived from the investment information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2001, and for the year then ended present fairly, in all material respects, the net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2001, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. Lott & Company

Columbus, Mississippi
June 18, 2002

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Investments, participant directed (Note C)	$ 9,267,779	$ -
Investments, at fair value (Note D):		
Cash equivalents	-	647,193
U. S. Government securities	-	244,206
Corporate obligations	-	648,768
Common collective trusts	-	3,735,641
Registered investment companies	-	2,608,832
Employer securities	-	863,379
Participant notes receivable	176,409	133,591
	9,444,188	8,881,610
Receivables:		
Employer's contributions	-	40,797
Employees' contributions	-	47,823
Accrued interest	-	40,547
Other	-	365
	-	129,532
Total Assets	9,444,188	9,011,142
LIABILITIES	-	-
Net Assets Available for Benefits	$ 9,444,188	$ 9,011,142

The accompanying notes are an integral part of these statements.

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS		
Investment income:		
Net depreciation in fair value of investments (Note C)	$ (405,428)	$ (805,240)
Interest	12,579	94,587
Dividends	56,639	395,055
Net gain (loss) on sale of assets	267,708	(86,329)
	(68,502)	(401,927)
Increase in participant loans	-	16,000
Contributions:		
Employer	377,618	335,624
Participants	874,960	784,851
Rollovers	63,689	19,865
	1,316,267	1,156,340
Total additions to net assets	1,247,765	754,413
DEDUCTIONS FROM NET ASSETS		
Benefit payments and payments to provide benefits	803,449	899,431
Other deductions	11,270	2,679
Total deductions from net assets	814,719	902,110
Net increase (decrease)	433,046	(147,697)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	9,011,142	9,158,839
End of year	$ 9,444,188	$ 9,011,142

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the NBC Capital Corporation Salary Reduction Thrift Plan (the Plan) for employees of National Bank of Commerce, First National Finance Company, NBC Insurance Services, Inc., and NBC Capital Corporation (Companies) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

NBC Capital Corporation owns 100% of National Bank of Commerce and First National Finance Company. National Bank of Commerce owns 100% of NBC Insurance Services, Inc.

General

The Plan is a defined contribution plan that covers substantially all employees of the Companies who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute any amount from 1% to 15% of pretax annual compensation, as defined in the Plan. The Companies contribute 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution shall equal 75% of the first 6% of compensation deferred.

Participant Accounts

Each participant's account is credited with an allocation of (a) the Companies' contribution, (b) participant's contributions, (c) Plan earnings, and (d) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereof. Vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

(Continued)

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or in monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employer Securities Valuation

The investment in NBC Capital Corporation common stock is carried at the quoted market price.

Payment of Benefits

Benefits are recorded when paid.

Forfeitures

Forfeitures are allocated based on a participant's compensation. At December 31, 2001 and 2000, there were no forfeitures pending.

NOTE C - INVESTMENTS

On October 4, 2001, the Plan assets were transferred from a bank-administered trust fund to Principal Financial Group and are now participant-directed investments. The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2001	December 31, 2000
Investments at Fair Value:		
Cash equivalents	$ -	$ 647,193
Corporate obligations	-	648,768
Common collective trusts:		
NBC Collective Fund - Core Equity, 148,085 units	-	1,953,983
NBC Collective Fund - Core Fixed Income, 146,747 units	-	1,781,658

(Continued)

NOTE C - INVESTMENTS (Continued)

	December 31, 2001	December 31, 2000
Investments at Fair Value:		
Registered investment companies:		
SEI Small Cap Growth Fund, 28,015 units	$ -	$ 495,023
Other	-	2,113,809
Employer securities:		
NBC Capital Corporation, 45,711 and 45,292 shares, respectively	**1,403,121**	863,379
Principal High Quality Short-Term Bond Separate Account	**2,786,922**	-
Principal Large Cap Stock Index Separate Account	**4,606,515**	-

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $405,428 and $805,240 as follows:

Net Change in Fair Value

	Years Ended December 31, 2001	Years Ended December 31, 2000
Investments at Fair Value:		
U. S. Government securities	**$ 1,728**	$ 3,466
Corporate obligations	**11,892**	12,806
Common collective trusts	**(274,229)**	127,967
Registered investment companies	**(764,753)**	(544,682)
Employer securities	**619,934**	(404,797)
Net change in fair value	**$ (405,428)**	$ (805,240)

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000
Investments, at fair value		
Cash equivalents	$ -	$ 647,193
U. S. Government securities	-	244,206
Corporate obligations	-	648,768
Common collective trusts	-	3,735,641
Registered investment companies	-	2,608,832
Employer securities	-	863,379
Participant notes receivable	-	133,591
	$ -	$ 8,881,610

	Year Ended December 31, 2001
Changes in Net Assets:	
Contributions	$ 1,045,004
Dividends	67,962
Net appreciation	7,474,994
Benefits paid to participants	(801,437)
Transfers to participant-directed accounts	(7,786,523)
	$ -0-

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE F - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G - INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

For the year ended December 31, 2000, as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized below, which was certified by National Bank of Commerce, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee held the Plan's investment assets for the year ending December 31, 2000. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000, that the information provided to the plan administrator by the trustee is complete and accurate.

	December 31, 2000
Investments, at fair value:	
Cash equivalents	$ 647,193
U. S. Government securities	244,206
Corporate obligations	648,768
Common collective trusts	3,735,641
Registered investment companies	2,608,832
Employer securities	863,379
Participant notes receivable	133,591
Accrued interest	40,547
Investment income, net of depreciation in fair value of investments	(401,927)

NOTE H - RELATED PARTY TRANSACTIONS

Certain Plan investments, such as shares in the NBC Collective Fund, are managed by National Bank of Commerce Trust Department. National Bank of Commerce is also the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Investments in pooled separate accounts as of December 31, 2001, also reflect party-in-interest transactions with Principal Financial Group, the custodian of these Plan assets.

SUPPLEMENTAL INFORMATION

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Ins. Co.	Guaranteed interest	$ -0-	$ 2,993
*	Principal Life Ins. Co.	Principal High Quality Short Term Bond Separate Account	-0-	2,786,922
*	Principal Life Ins. Co.	Principal Money Market Separate Account	-0-	35,781
*	Principal Life Ins. Co.	Principal Bond & Mortgage Separate Account	-0-	49,375
*	Principal Life Ins. Co.	Principal Large Cap Stock Index Separate Account	-0-	4,606,515
*	Principal Life Ins. Co.	Principal Real Estate Separate Account	-0-	9,871
*	Principal Life Ins. Co.	Russell Lifepoints Conservative Strategy (D) Separate Account	-0-	5,109
*	Principal Life Ins. Co.	Russell Lifepoints Moderate Strategy (D) Separate Account	-0-	1,017
*	Principal Life Ins. Co.	Russell Lifepoints Balanced Strategy (D) Separate Account	-0-	41,788
*	Principal Life Ins. Co.	Russell Lifepoints Aggressive Strategy (D) Separate Account	-0-	8,538

(Continued)

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Ins. Co.	Russell Lifepoints Equity Aggressive Strategy (D) Separate Account	$ -0-	$ 3,642
*	Principal Life Ins. Co.	Principal Partners Large-Cap Growth Separate Account	-0-	6,463
*	Principle Life Ins. Co.	Principal Partners Small-Cap Value Separate Account	-0-	8,411
	Vanguard Group	Vanguard Short-Term Fed Fund	-0-	37,233
	American Century Investments	American Century Value Fund	-0-	122,970
	T. Rowe Price Funds	T. Rowe Price Equity - Income Fund	-0-	48,669
	Fidelity Investments	Fidelity Advisor Series Mid Cap I Fund	-0-	33,536
	T. Rowe Price Funds	T. Rowe Price Science & Technology Fund	-0-	8,969
	Vanguard Group	Vanguard Explorer Fund	-0-	34,449
	Putnam Investments	Putnam International Growth A Fund	-0-	12,407

(Continued)

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*		Employer Common Stock - NBC Capital Corporation	$ -0-	$ 1,403,121
	Participant Loans	Interest rates range from 6% to 10.75%	-0-	176,409

* Denotes party-in-interest.

(d) Investment is participant directed; therefore historical cost information is not required.